UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 27, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

PROPOSED CHANGE OF AUDITORS

This announcement is made pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

中國東方航空集團公司 (China Eastern Air Holding Company), the controlling shareholder of China Eastern Airlines Corporation Limited (“the Company”), is a state-owned enterprise supervised by the State-owned Assets Supervision and Administration Commission (“SASAC”) of the State Council of the People’s Republic of China (“PRC”). According to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the SASAC, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. Given the aforesaid requirements, the Company, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (“PwC Zhong Tian”) and PricewaterhouseCoopers Certified Public Accountants in Hong Kong (“ PwC”) agreed on the issues regarding the non-renewal of their appointment with effect from the close of the forthcoming 2012 annual general meeting of the Company (“2012 AGM”).

The 2013 second regular meeting of the board of directors of the Company (the “Board”) considered and approved the following resolutions in respect of the appointment of auditors and internal control auditors of the Company for the year 2013:

1.	Considered and approved the proposal for appointment of the PRC and international auditors of the Company for the year 2013 and decided to submit this proposal to the 2012 AGM for consideration and approval.

Agreed not to re-appoint PwC Zhong Tian as the Company’s PRC auditors and PwC as the Company’s international auditors respectively for the year 2013; agreed to appoint Ernst & Young Huaming LLP (“Ernst & Young Huaming”) as the Company’s auditors for financial reports in the PRC and the United States and Ernst & Young as the Company’s auditors for financial report in Hong Kong respectively for the year 2013; and proposed to submit this proposal to the general meeting of the Company to authorize the Board to determine the remuneration of the auditors.

2.	Considered and approved the proposal for the appointment of the Company’s internal control auditors for 2013, and decided to submit this proposal to the 2012 AGM for consideration and approval.

Agreed not to re-appoint PwC Zhong Tian as the internal control auditors of the Company for 2013; agreed to appoint Ernst & Young Huaming as the internal control auditors of the Company for the year 2013; and proposed to submit the same to the general meeting of the Company to authorise the Board to determine the remuneration of the internal control auditors

PwC Zhong Tian and PwC have confirmed in writing that there is no matter relating to their retirement that needs to be brought to the attention of the shareholders of the Company. The Board confirmed that there is no matter relating to the proposed change of auditors that needs to be brought to the attention of the shareholders of the Company. The Board and the audit and risk management committee of the Board have also confirmed that there are no disagreements or outstanding matters between the Company and PwC Zhong Tian and PwC.

The Company believes that the proposed change of auditors will not affect the publication of the annual report of the Company for the year ended 31 December 2012.

The proposed change of auditors is subject to the consideration and approval by the shareholders of the Company at the 2012 AGM. The notice of the 2012 AGM containing, among other things, the proposed change of auditors will be despatched to the shareholders of the Company in due course.

The Board would like to extend its sincere gratitude to PwC Zhong Tian and PwC for their quality services provided to the Company in previous years.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 March 2013

-2-